Exhibit 99.1
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
     In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this exhibit might not occur.

Forecast Update to Provincial Budget
The forecast amounts set forth in this exhibit are from the Province’s Forecast Update dated, December 28, 2007, and all dollar amounts are expressed in Canadian dollars.
Overview
The Province of Nova Scotia’s surplus for 2007–2008 is forecast to increase to $139.0 million, up from $118.4 million budgeted. The unallocated surplus is now $2.3 million, down $13.1 million from $15.4 million budgeted.
The total amount to be allocated to the debt is forecast to be $136.6 million. This allows government to meet its commitment to reduce the provincial debt this year.
The forecast shows increased revenues from offshore forfeitures and personal income taxes, along with lower debt servicing costs.
These are offset by higher pension expenses, reduced revenues from petroleum royalties, and additional spending in key program areas and infrastructure.
(Unaudited data)

2007–2008 FISCAL SUMMARY			Increase
($ thousands)			(Decrease)
	Budget	Forecast	from Budget

Consolidated Fund
Revenue	7,673,643	7,750,785	77,142

Expenses
Departmental Expenses	6,917,294	6,959,221	41,927
Pension Valuation Adjustment	68,603	96,125	27,522
Debt Servicing Costs	954,338	931,415	(22,923)

Total Expenses	7,940,235	7,986,761	46,526

	(266,592)	(235,976)	30,616

Consolidation and Accounting
Adjustments for Governmental Units	40,977	35,665	(5,312)

Net Income for Government
Business Enterprises
Nova Scotia Gaming Corporation	139,600	133,700	(5,900)
Nova Scotia Liquor Corporation	197,070	197,070	0
Other Enterprises	7,374	8,524	1,150

	344,044	339,294	(4,750)

Provincial Surplus	118,429	138,983	20,554

Components of the Debt Reduction Plan

Debt Retirement — Contingency	17,885	43,726	25,841
Offshore Offset Agreement	68,238	68,238	0
Restricted Surplus — TCA	16,882	24,660	7,778
Other	15,424	2,359	(13,065)

	118,429	138,983	20,554

Revenues
Total revenues, including net income from Government Business Enterprises of $339.3 million, are forecast to be $8.1 billion, up $72.4 million over budget.
Provincial own-source revenues are forecast to be $72.2 million higher than budget. This increase is due to adjustments in several areas.
Provincial source revenues — “other” — are forecast to increase by $95.0 million. This is mainly due to anticipated revenues of $93.9 million from offshore forfeitures, as offshore companies notify the province that they will let their exploration licenses expire.
Total income tax revenues are projected to increase by $27.6 million compared to budget. This is attributed to a $45.6 million increase in personal income tax as a result of higher national taxable income, offset by a decline in corporate income tax of $18.0 million, due primarily to lower provincial corporate profits.
Harmonized sales tax revenues are forecast to drop $12.1 million as a result of lower than anticipated consumer spending.
Prior-year adjustments for previous years’ taxes increase revenues by $12.8 million.
Consumption tax revenues for tobacco and motive fuel products are also projected to fall. Tobacco tax revenues are expected to be $8.4 million lower than budget, attributed to reduced consumption and a rise in illegal distribution of cigarettes, while motive fuel tax revenues are expected to decline by $4.9 million overall, mostly due to lower diesel consumption.
The forecast for offshore petroleum royalties is $38.3 million lower than budget, as changes in the USA-Canadian dollar exchange rate affect the value of contracts for the sale of natural gas in the United States market.
Net Income for Government Business Enterprises
Net Income for Government Business Enterprises is forecast to be $4.8 million less than budgeted this year.
The Nova Scotia Gaming Corporation’s net income is expected to be $5.9 million lower than estimated at budget time, dropping from $139.6 million to $133.7 million. This decline is primarily a result of decreased ticket lottery sales.
This is partially offset by a $1.1 million increase in net income from the Halifax-Dartmouth Bridge Commission, due to lower expenses.

(Unaudited data)

REVENUE			Increase
Fiscal 2007–2008			(Decrease)
($ thousands)	Budget	Forecast	from Budget

Provincial Revenue Sources
Personal Income Tax	1,718,283	1,763,852	45,569
Corporate Income Tax	386,905	368,935	(17,970)
Harmonized Sales Tax	1,095,822	1,083,757	(12,065)
Tobacco Tax	150,948	142,504	(8,444)
Motive Fuel Taxes	252,235	247,382	(4,853)
Interest Revenues	75,975	76,501	526
Registry of Motor Vehicles	94,488	95,700	1,212
Royalties — Petroleum	420,500	382,200	(38,300)
Other Provincial Revenues	283,990	378,951	94,961
Prior Years’ Adjustments	0	12,776	12,776
TCA Cost Shared Revenue	6,151	4,969	(1,182)

Total — Provincial Revenue Sources	4,485,297	4,557,527	72,230

Federal Revenue Sources
Equalization Payments	1,464,528	1,464,528	0
Offshore Oil and Gas Payments	68,238	68,238	0
Canada Health Transfer	638,954	638,954	0)
Canada Social Transfer	280,335	279,649	(686)
Wait Times Reduction Fund	34,389	34,389	0
Other Federal Sources	2,319	2,319	0
C48 Trust Funds	44,778	44,778	0
C52 Trust Funds	0	1,735	1,735
Prior Years’ Adjustments	0	(599)	(599)
TCA Cost Shared Revenue	10,731	19,691	8,960

Total — Federal Revenue Sources	2,544,272	2,553,682	9,410

Total Revenue	7,029,569	7,111,209	81,640

Expenses
Total expenses are forecast to increase $46.5 million to $8.0 billion. The increase in the Pension Valuation Adjustment and departmental expenses is offset by a decrease in debt servicing costs.
Departmental gross expenses* are projected to increase by $41.9 million. This variance is a result of an increase in net program expenses of $43.2 million and an increase in ordinary recoveries of $3.6 million offset by a reduction in fees and other charges of $4.8 million.

*	The 2007–2008 Forecast Update presents expenses in both a gross and net format, consistent with the tabled budget. In 2007–2008, fees and other charges, and ordinary recoveries are recorded as revenues in the fiscal summary. In previous years, these amounts were netted from expenses. 2007–2008 expenses are appropriated on a net basis.

Net Program Expenses
Net program spending is forecast to increase by $43.2 million to $6.4 billion.
Spending at the Department of Health is forecast to increase $3.1 million. Expenses will increase a total $14.0 million, of which $10.6 million is a change in classification of revenue and expense categories.
Additional spending of $6.4 million is forecast in Natural Resources for the forestry transition program; $5.0 million in Economic Development for community development initiatives; $7.0 million in Service Nova Scotia and Municipal Relations for the first responders and infrastructure programs; $1.0 million in Tourism Culture and Heritage for Strategic Community Investment Program; and $2.0 million in Restructuring for Democracy 250 and wage pressures.
An increase of $1.2 million for the tuition relief program is being forecast in Education and Universities. As a result of the lower than budgeted case load in income assistance, Community Services is forecasting less spending by $5.0 million.
Transportation and Infrastructure Renewal is forecasting an increase of $8.2 million. This includes $7.2 million for storm damage caused by flooding in August, Hurricane Noel, and ineligible recoveries for the 2003 flooding, as well as additional road work under the RIM program. An increase of $2.0 million in amortization has been partially offset by savings in various areas of the department.
Health Promotion and Protection is forecasting additional spending of $2.2 million of which $1.7 million is for HPV research and drug costs and $1.7 million is for the Immunization program, including the mumps vaccine. These costs are partially offset by federal funding and various savings in the department.
Pension Valuation Adjustment
The Pension Valuation Adjustment has increased by $27.5 million from budget, from $68.6 million to $96.1 million, due to a recent actuarial review.
The Province of Nova Scotia accounts for pensions and other retirement benefit costs on a basis that is consistent with Generally Accepted Accounting Principles. Assumptions in the calculation of the province’s pension costs are reviewed regularly.
Debt Servicing Cost
The forecast for Debt Servicing Costs reflects a savings of $22.9 million. Reduced borrowing requirements result in projected savings of $6.9 million in interest costs; lower interest rates are expected to reduce the cost of short-term debt by $7.1 million; and an actuarial review indicates a forecasted savings of $8.9 million for interest on pension and other obligations.

(Unaudited data)

DEPARTMENTAL EXPENSES			Increase
Fiscal 2007–2008			(Decrease)
($ thousands)	Budget	Forecast	from Budget

Agriculture	63,195	63,725	530
Community Services	886,494	883,596	(2,898)
Economic Development	76,362	81,237	4,875
Education and Universities	1,496,544	1,498,498	1,954
Energy	21,770	21,770	0
Environment and Labour	49,664	49,780	116
Finance	29,747	29,586	(161)
Fisheries and Aquaculture	6,700	6,692	(8)
Health	3,045,859	3,048,536	2,677
Health Promotion and Protection	58,618	60,845	2,227
Justice	232,763	235,057	2.294
Natural Resources	79,242	85,775	6,533
Public Service	138,295	139,889	1,594
Service Nova Scotia and Municipal Relations	227,219	237,764	10,545
Tourism, Culture and Heritage	54,364	55,704	1,340
Transportation and Infrastructure Renewal	329,037	337,346	8,309
Restructuring Costs	121,421	123,421	2,000

Total — Departmental Expenses	6,917,294	6,959,221	41,927

(Unaudited data)

NET PROGRAM EXPENSES			Increase
Fiscal 2007–2008			(Decrease)
($ thousands)	Budget	Forecast	from Budget

Agriculture	49,837	50,252	415
Community Services	781,783	776,713	(5,070)
Economic Development	74,666	79,666	5,000
Education and Universities	1,439,250	1,440,438	1,188
Energy	20,261	20,261	0
Environment and Labour	34,767	34,767	0
Finance	25,619	25,509	(110)
Fisheries and Aquaculture	5,773	5,765	(8)
Health	2,959,112	2,973,131	14,019
Health Promotion and Protection	49,743	51,963	2,220
Justice	128,205	128,205	0
Natural Resources	76,902	83,268	6,366
Public Service	131,959	132,886	927
Service Nova Scotia and Municipal Relations	121,743	128,743	7,000
Tourism, Culture and Heritage	49,231	50,231	1,000
Transportation and Infrastructure Renewal	319,755	328,004	8,249
Restructuring Costs	118,143	120,143	2,000

Total — Net Program Expenses	6,386,749	6,429,945	43,196

Debt Reduction Plan
The Province of Nova Scotia is forecasting an increase of $33.6 million in the amount of surplus required for the debt reduction plan.
The surplus is forecast to increase to $139.0 million, up from $118.4 million budgeted. The unallocated surplus is now $2.3 million, down $13.1 from $15.4 million budgeted.

Of the forecasted surplus of $139.0 million, $136.6 million will be applied to the debt to satisfy the government commitment to lower the net direct debt each year beginning in 2007–2008. This is made up of a $68.2 million legislated surplus from the offshore offset and an additional $68.4 million.
The $136.6 million is up from the budgeted amount of $103.0 million.
The increased allocation to the debt is primarily related to increased spending on Tangible Capital Assets (TCA). A total of $33.1 million has been added to the TCA budget for construction and repair of highways and bridges, schools, and information technology projects. This increase is offset by $7.8 million in cost-sharing of capital projects.
Economic Performance and Outlook-2007
Nova Scotia’s economy continues to grow, but at a slower pace than budget. Nova Scotia’s real Gross Domestic Product growth is forecast to be 1.6 per cent, down from the budget estimate of 2.3 per cent. Lower consumer spending and a decline in business investment are the main factors in the change.
Employment growth is running at 1.3 per cent for the first 11 months of 2007, which is higher than budget. The unemployment rate is consistent with budget, at 8.0 per cent. Labour income growth is 4.7 per cent for the first nine months of 2007, which is ahead of the budgeted growth rate of 3.7 per cent.
Inflation is expected to be lower than assumed at budget time, with the Consumer Price Index dropping to 1.8 per cent for the first eleven months of 2007, compared to a budget projection of 2.1 per cent.
Retail sales remain positive with a revised forecast growth rate of 3.9 per cent. However, this is down from the budgeted growth of 4.9 per cent.
Slower growth in commercial capital investment has resulted in a 10.0 per cent decline in non-residential construction for the first nine months of the year.
The export of goods in 2007 is still positive, but the slower US housing market coupled with the high Canadian dollar is having a negative impact on the export values of lumber, gypsum, and wood pulp. This reduction in export values is offset by the return to newsprint production at Stora Enso, an increase in natural gas production and more tire exports.